January 17, 2006

Mr. Timothy Marquez
Chairman and Chief Executive Officer
Venoco, Inc.
370 17th Street, Suite 2950
Denver, Colorado 80202-1370

      Re:	Venoco, Inc.
      	Registration Statement on Form S-1
      Filed December 19, 2005
      File No. 333-130478

Form 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30,
2005, as amended, and September 30, 2005
Filed May 16, 2005, August 15, 2005 and November 21, 2005

Dear Mr. Marquez:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. Provide current and updated disclosure with each amendment.
For
example, update the status of your expectation to have your common stock quoted on the New York Stock Exchange. Also, provide updated accountants` consents with each amendment. Other examples of disclosure that is now outdated or incomplete include your forecasts for 2005 at page 3, your disclosure in the Business and Properties section under "Description of Properties" and the disclosure at page
70 regarding executive compensation.

We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted exhibits, including the legal opinion and underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly.
We may have additional comments.

3. Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.

Summary, page 1

4. Revise to provide a more balanced overview of your business. For example, you cite your business strategy and competitive strengths but do not mention the more significant challenges and material risks you face, including those relating to the control your CEO exercises and the substantial competition you face. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

5. You repeat much of this section word for word in the Business section. Revise this section to summarize and highlight the principal aspects of your business and to eliminate repetitive disclosure.

Our strengths, page 1

Attractive reserve replacement costs, page 2

6. We note your disclosure of reserve replacement cost from inception through September 1, 2005 on pages 2 and 46. Please expand your disclosure to address the following:

* Provide a description of how the replacement cost is calculated. We would expect the information used to calculate this cost to be derived directly from the amounts disclosed in the reconciliation of beginning and ending proved reserve quantities in accordance with paragraph 11 of SFAS 69.

* Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate the replacement cost using non-proved reserve quantities or proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

* Explain whether or not the historical sources of reserve additions are expected to continue and the extent to which external factors outside of management`s control impact the amount of reserve additions from that source from period to period.

* Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

* Indicate the time horizon of when the reserve additions are expected to be produced to provide a better understanding of when these reserve additions could ultimately be converted to cash inflows.

* Disclose how management uses this measure.

* Disclose the limitations of this measure

Summary Historical Financial Information, page 6

7. Please remove the subtotal line item entitled "Operating income" from the data table. This amount is inconsistent with the presentation and classification of revenue and expense items in your statements of operations presented on page F-5. Additionally, it appears certain amounts included in this subtotal line may not be appropriately classified as operating.

8. Please amend the table of summary historical financial information to appropriately label each column of fiscal information as predecessor or successor. Please make consistent changes throughout the rest of your filing, such as, but not limited to the selected financial data beginning on page 25 and the guarantor financial information presented in footnote 16 beginning on page F-42.

Risk Factors, page 10

9. Many of your risk factors could apply to any company in your industry. To assist investors` understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. For example, please make clear how the risks arising from each of your acquisitions impacts you specifically. Also, move the disclosure regarding the Beverly Hills litigation to a new risk factor rather than including it in a generic discussion.



10. Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Our business involves significant operating risks" and "Our operations are limited by a variety of contractual, regulatory and other constraints" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

11. Eliminate language that tends to mitigate the risk you discuss.
Examples include clauses that begin "although" or "while."
Instead,
focus on the underlying risk and the harm that could result. You may provide other details later in your document.

Our business involves significant operating risks, page 11

12. We note your disclosure of downhole mechanical problems experienced in May 2005 relating to a well in the South Ellwood field. You have further disclosed the impact of such mechanical problems, such as the reduction of production volumes in the following months. Please tell us how this problem, and any other significant problems incurred on other properties, affected your impairment analysis under the full cost method for the interim periods in fiscal year 2005.

Use of Proceeds, page 23

13. Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under your current credit agreement and indenture governing your senior notes. Include necessary detail regarding each of the intended uses. We may have additional comments.

Management`s Discussion and Analysis..., page 28

Overview, page 28

14. Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC
501.12 and Release No. 34-48960 for additional guidance.

Critical Accounting Policies and Estimates, page 41

15. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the
principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how
accurate
the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on
outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 for further guidance

Quantitative and Qualitative Disclosures About Market Risk, page
38

Changes in Fair Value, page 41

16. We note your statement on page 4 that "cash flow from operations is supported by the hedges we have in place from 2005 through 2009".
Please expand your disclosures regarding market risk with in management`s discussion and analysis to fully explain the basis for this statement. Your expanded disclosure should address the impact of the risks of changes in value of your derivatives on future business plans, such as your ability to fund expected capital expenditures and growth in operations.

Results of Operations, page 68

17. When you attribute changes in significant items to more than one
factor or element, breakdown and quantify the impact of each factor
or element. For example, you list two reasons for the increases in your oil and natural gas revenues when comparing the nine months ended September 30, 2005 with the nine months ended September 30, 2004. If known or practicable, please breakdown and quantify the impact each of those factors had on your increases in costs. Revise the entire section accordingly.  Please refer to FRC Section
501.04
for further guidance.

Business and Properties, page 46

Potentially Material Costs Associated with Environmental
Regulation..., page 61

18. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks. Similarly, provide additional detailed disclosure regarding the aggregate costs to which you refer in the fourth paragraph and which you state "will be material." We may have additional comments.

Clean-up Costs, page 62

19. We note that you have two onshore facilities with known environmental contamination that will require remediation.
Disclose
when you expect to cease operations at those locations and the estimated cost to remediate the contamination.

Management - Directors and Executive Officers, page 66

20. Please revise the sketches for Messrs. McFarland, O`Donnell and
Warren to provide a complete and unambiguous five year business history for each.

Certain Relationships and Related Transactions, page 75

21. Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm`s length negotiations with unaffiliated third parties. Also discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

22. With a view toward disclosure, describe any substantial affiliations between the company and its principals and Enron. We note the discussion under "Repurchase of Preferred Stock from Enron
Affiliates" at page 76, for example.

23. Expand your discussion at page 77 of the real property dividends to specify whose third-party consents are required and why. If material, quantify the aggregate fair market value of the real property and other items being distributed.

Real Property Dividends and Related Transactions, page 77

24. Tell us how your intention to dividend real estate property and other interests to the Marquez trust as sole owner prior to the offering, affects the requirement to make bonus payments to holders of your currently outstanding stock options, as described on page 20.

Underwriting, page 88

Lock-Up Agreements, page 89

25. With a view toward disclosure, describe any agreements or understandings, explicit or tacit, relating to the early release of any of the locked-up shares.



Stabilization, page 90

26. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Electronic Distribution, page 91

27. If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.

28. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

Relationships, page 91

29. We note that your President, William Schneider, was a managing director at Harris Nesbitt prior to joining your company. Please advise us of your consideration given to using a "qualified independent underwriter" in compliance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc.
to address potential conflicts of interest involving underwriters.

Consolidated Financial Statements, page F-1

1.  Organization and Nature of Operations, page F-9

New Company Basis, page F-9

30. We note you have combined the nine days of results of operations from December 22, 2004 through December 31, 2004, calculated under the successor basis, with the remaining prior period comprising fiscal year 2004, calculated under the predecessor basis, due to the de minimis impact of the nine-day period. In addition, your disclosure in footnote 7 on page 7 states that the consolidated statements of operations, comprehensive income and cash flows for fiscal year 2004 are presented on a predecessor basis. However, your financial statements for fiscal year 2004 are labeled as successor.
Due to the de minimis impact of the nine-day successor period, we believe your financial information for fiscal year 2004 should be labeled as predecessor, as the results primarily reflect amounts calculated under the predecessor basis. Please revise your disclosures throughout the document, as appropriate.

31. Please clarify your disclosures on page F-9 and the amounts presented on page F-10 regarding the change in basis of your net assets due to the acquisitions made by Tim Marquez to clearly identify the $16.2 million and $5.4 million represent consideration paid for Tim Marquez`s acquisition of 53% of Venoco`s shares in July
2004 and 6% of Venoco`s shares in December 2004, respectively. In addition, confirm our understanding that the $22,716 historical net assets attributable to non-selling interests represents the 41% interest previously held by Tim Marquez and that the historical basis of these interests have not been adjusted by the purchases made in 2004.

32. Please expand your disclosures to address the nature of the $5,439 consideration paid to minority shareholders as a result of statutory merger. Your reference to note 11 is unclear and appears to be incorrect. If this amount relates to the "short form" merger discussed in note 8 on page F-25, please update your reference and clarify how this amount was calculated and accounted for.

33. Confirm our understanding that the "short form" merger or statutory merger is the same merger discussed on page 76 of Venoco,
Inc. with a corporation wholly owned by the Marquez trust. Please expand your financial statements to clarify the accounting for such merger. Identify the operations and net assets held by the corporation prior to and after the merger with Venoco, Inc. In addition, tell us how the $2.46 per share merger consideration was accounted for in Venoco`s financial statements for fiscal year 2004.

34. We note the net $6,649 purchase accounting adjustment to total equity in the statements of changes to stockholders` equity on page
F-7. Please reconcile these adjusting amounts to the amounts presented in note 1 in the table presented on page F-10.

Marquez Energy Acquisition, page F-10

35. We understand that you have included the operations of Marquez Energy in your financial statements as of the date Tim Marquez obtained majority control of Venoco, Inc. due to his common control of these entities. We also note that due to the common ownership in the entities, you have accounted for such acquisition by carrying over the historical basis of Marquez Energy with an adjustment to equity for the difference between this basis and the $16.6 million purchase price paid. Due to the difference in the dates in which the operations have been included in the financial statements presented and the date of the acquisition and adjustment to equity, please clarify in your footnote disclosure and the table calculating the $9.4 million adjust to equity, that these amounts are calculated using the basis as of March 21, 2005 and the adjustment to equity was recorded as of March 21, 2005.



36. Please reconcile the amounts to record the Marquez Energy acquisition included in the table presented on page F-11 with the disclosure on page 44, which states only $3.6 million of the cost of the acquisition was booked as an increase to property and the balance of $13 million was recorded as a reduction to equity.

2.  Summary of Significant Accounting Policies, page F-11

Revenue Recognition and Gas Imbalances, page F-12

37. We note your disclosures in notes 1 and 2 to the data table presented on pages 6 and 7 regarding the nature of the amounts classified as other revenues and the classification of amounts related to transportation costs. Please expand your footnote disclosures to the financial statements to include similar disclosure and clarify for the reader how you have accounted for your transportation costs in accordance with EITF 00-10 and EITF 01-14.

38. Please expand your disclosures to identify when title of the oil and gas sold is transferred, at the wellhead or other specified delivery points. Also, disclose the significant terms of any long-term material contracts related to oil and gas sales currently in place at the end of the periods presented.

Oil and Natural Gas Properties, page F-13

39. Your disclosures in the third paragraph under this heading identify certain impairment losses recorded for each of the three years presented in respect of foreign properties. Please identify the foreign properties you own, as this appears inconsistent with your statement on page F-12 related to the identification of business segments that all operations are located in the United States.

Environmental, page F-15

40. We note your disclosures on page 62 of the hydrocarbon contamination at the South Ellwood field and understand that remediation of such contamination will not be required until the facility is closed. However, your disclosures on page F-15 state that you are currently in material compliance with existing laws and regulations. For our understanding, please identify the estimated amount of expected costs of remediation for this field and the underlying assumptions used. If such costs are believed to be material, please revise your disclosure and describe how you have accounted for the expected costs of the future clean up in your financial statements.

Foreign Currency, page F-15

41. We note your disclosure of a foreign subsidiary located in Argentina. Please identify the operations of this subsidiary during the periods held from November 2001 through March 2004. Tell us how you considered the location and nature of the Argentine operations in your conclusions regarding the identification of reportable segments.

5.  Long-Term Debt, page F-21

42. Please expand your disclosures to identify the ramifications, if any, of the events of default under the Prior Facility occurring in fiscal year 2004.

7.  Notes Receivable - Employees, page F-25

43. We note you lend money to your employees and other members of company management, which may be forgiven after certain periods of employment. You have disclosed that such notes are amortized into compensation expense over the employment period. Please describe your accounting for such notes to us in more detail and identify all related amounts recorded in your financial statements for all periods
presented.  Tell us if these amounts include the forgiveness of the
$35,000 loan to Mr. Hamson as disclosed on page 70 and the
$100,000
loan to Mr. O`Donnell as disclosed on page 78. In your response, please support your accounting policy under generally accepted accounting principles. For example, tell us what consideration you have given to the collectibility of such notes and the need to record an allowance for such uncollectible amounts based on historical experience.

8.  Stock Option Plans, page F-25

44. Please expand your disclosures to identify your accounting for the conversion or termination of stock options outstanding as of December 22, 2004 in conjunction with the merger. In your response, please cite the accounting literature you relied upon in accounting for these transactions.

12.  Litigation, page F-28

Litigation by former directors and former preferred stockholders, page F-29

45. Expand your disclosures to state the amount accrued in your financial statements as of December 31, 2004. Please refer to SFAS
5, paragraph 9 for further guidance. In this regard, please also provide a similar disclosure of the amount accrued for the litigation relating to the former chief operating officer`s claims regarding an appraisal request.

Former Chief Operating Officer (COO) Litigation, page F-29

46. You have disclosed that an unfavorable outcome relating to the former chief operating officer`s claim of breach of contract is possible as of December 31, 2004. However, you state the amounts are not reasonably estimable and therefore, have not provided an estimate of the possible loss or range of loss. Please support your belief that a range of the loss cannot be provided or estimated given the assertions made by the chief operating officer in his claim that are disclosed in the notes. Refer to paragraph 10 of SFAS 5 for further guidance.

14.  Interim Financial Information (Unaudited), page F-32

Purchase of Marquez Energy, page F-35

47. We note you made a deposit of $2 million as of December 31,
2004
related to the acquisition of Marquez Energy. It appears this amount has been classified on the balance sheet in oil and gas properties.
Tell us why you believe this classification is appropriate as of December 31, 2004, prior to the closing of the purchase of Marquez Energy.

15.  Supplemental Information on Oil and Natural Gas Exploration,
Development and Production Activities (Unaudited), page F-38

48. Please reconcile the amounts presented in the table on page F-
38
of total capitalized costs and properties not subject to amortization as of December 31, 2004 with the amounts recorded and presented in the oil and gas properties line on the balance sheet as of December
31, 2004.

Undertakings

49. Include the undertakings Item 512(a) of Regulation S-K requires.

Exhibit 23.1

50. Please revise the consent provided by your independent registered public accounting firm to include the date of the consent.

Form 10-Q

Controls and Procedures

51. We note your statement that "effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In this regard, we note that you continue to review the adequacy of your current levels of accounting staff with a view towards enhancing your disclosure controls and procedures. Please disclose in reasonable detail the basis for the certifying officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the reports. Also, please state whether your current levels of accounting staff are adequate. If not, indicate whether its inadequacy constitutes a material weakness.

52. We note that you amended your quarterly reports on Form 10-Q for the first two quarters of fiscal 2005 to restate your condensed consolidated financial statements to correct your accounting for an acquisition completed in the first quarter of 2005. Tell us whether you believe that the problems with your accounting constitute a material weakness.

Engineering Comments

Form S-1

Summary Operating and Reserve Information, page 8

53. We note the identification of your independent petroleum engineers. With a view toward possible disclosure, please tell us whether:
a) You paid your engineering firms significant fees for projects other than the period-end proved reserve estimates disclosed in your public documents filed with us;
b) You discharged an engineer due to disagreements over reserve estimates;
c) Your independent engineers report to your management or to your board of directors.

Proved Reserves, page 9

54. Please furnish to us the petroleum engineering reports - in hard copy and electronic spreadsheet format - you used as the basis for your 9-1-05 proved reserve disclosures. The report should include:
a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties. Please group the Marquez Energy properties separately. Include separate line items for the "seep tents" described on page 50;
b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;
d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in this group;
e) Narratives and engineering exhibits (e.g. performance plots, volumetric calculations) for the two largest negative 2005 reserve revisions caused by performance, not economics;
f) Narratives and engineering exhibits for the two largest 2005 reserve additions, i.e. extensions and/or discoveries. You may contact us for assistance in this or any other matter.

55. Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:
a) In undrilled fault blocks;
b) Below the lowest known - penetrated and assessed - structural occurrence of hydrocarbons.

56. Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added)." Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

Risk Factors, page 10

57. We note your statement "Estimating our reserves, production and future net cash flow is difficult to do with any certainty." This is in direct conflict with Rule 4-10(a)(2) of Regulation S-X which states in part, "Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions...". If your reserve estimates do not meet the standards required by Rule 4-10, delete them from your document. Otherwise, amend your document to explain the limitations on your proved reserve estimates. For guidance, we refer you to 16. Clarification of Oil and Gas Reserve Definitions and
Requirements under "Outline in Word 6.0 format" at our website, http://www.sec.gov/divisions/corpfin.shtml.



58. We note your use of "proved developed non-producing reserves" here. Please amend your document to define this term.

59. We note your statement, "The reserve data assumes that we will be required to make significant capital expenditures to develop our reserves and reflects the uncertainties associated with the availability of capital." Please amend your document to explain how these uncertainties are expressed in your disclosed proved reserve estimates.

Business and Properties, page 46

South Elwood Field, page 49

60. We note your statement, "This trend encompasses several fields with more than 100 million barrels of recoverable oil." Please amend your document to support this statement with technical evidence or delete it.

Consolidated Financial Statements of Venoco, Inc. and
Subsidiaries,
page F-1

Estimated Net Quantities of Natural Gas and Oil Reserves, page F-
39

61. We note your 2004 proved reserve revisions. Amend your document to explain these significant negative revisions as required by Statement of Financial Accounting Standard 69, paragraph 11.

Glossary of Technical Terms, page A-3

62. Your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are an incomplete version of those in
Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of these quantities. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related
matters.  Please contact James Murphy, Petroleum Engineer, at
(202)
551-3703 if you have any questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-
3707
with any other questions. Direct all correspondence to the following
ZIP code:  20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director


cc:	S. Buskirk
	A. Sifford
      J. Wynn
      T. Levenberg
      J. Murphy

      via facsimile
      John Elofson, Esq.
      Davis Graham & Stubbs LLP
            (303) 893-1379
??

??

??

??

Mr. Timothy Marquez
Venoco, Inc.
January 17, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010